Exhibit 99.1

Draganfly Outrider™ Border Drone Demonstrates Mission Success on the Southern Border with U.S. Law Enforcement — Drives Multi-Agency Procurement Interest

Tampa Bay, Florida - November 18, 2025, Draganfly Inc. (NASDAQ: DPRO), an award-winning developer of drone systems and integrated unmanned aerial solutions, today announced the successful completion of live border-security demonstration missions featuring its Outrider™ Border Drone platform in partnership with the Cochise County Sheriff’s Office during the Cochise County Drone Summit, held November 16–17, 2025.

The two-day summit brought together a wide range of Federal, State, local, and military stakeholders responsible for border security, public safety, and advanced unmanned aerial systems (UAS) operations. National and local media outlets were on site to capture the live exercises, underscoring the growing public and governmental focus on advancing border-security operations through UAS technology.

Live Mission Demonstrations Validate Outrider™ Viability

Draganfly systems executed flight missions across complex terrain along the U.S.-Mexico border, demonstrating real-world capabilities in surveillance, emergency response, apprehension support, and secure communications.

The Outrider™ Border Drone is a North-American-built, NDAA-compliant platform purpose-engineered for rugged, mission-critical border environments. Core specifications include:

●	Up to 100 lb payload capacity and up to 7 hours of continuous flight time

●	Compatibility with advanced imaging, AI-enabled remote sensing payloads in addition to a variety of Logistics accessories

●	Seamless integration with Draganfly’s portfolio of NDAA-compliant systems, including the Flex FPV, Apex, Commander III, and Heavy Lift platforms

Multi-Agency Engagement Highlights Commercial Opportunity

The live operations generated strong interest from Federal and State agencies, county and municipal law-enforcement departments, and U.S. military observers. Participants provided direct feedback on the Outrider’s mission-capable design and its compatibility with existing border-management architectures.

“This demonstration validated system performance in one of the most challenging operating environments in North America,” said Cameron Chell, CEO of Draganfly. “Seeing multiple agencies experience our platform firsthand reinforces Draganfly’s position as a trusted domestic supplier of UAS technology built to protect lives and secure borders.”

Cochise County: A Model for Innovation in Border Security

The Cochise County Sheriff’s Office has established itself as a national leader in technology-enabled border operations, deploying high-resolution camera networks, sensor-integrated mobile units, and ground-surveillance radar systems—and now expanding into unmanned aerial systems.

Their collaboration with Draganfly reflects a shared commitment to advancing efficient, data-driven border-security solutions and establishing best-practice models for other agencies nationwide.

Cochise County: A Proven Technology-Enabled Border Security Leader

The Cochise County Sheriff’s Office has a documented track record of innovation in border operations, having deployed high-resolution camera networks, sensor-integrated mobile units, and ground surveillance radar systems — and now advancing to unmanned systems. Their selection of Draganfly to lead a drone program demonstrates the trust level and operational readiness of the partnership.

Market and Strategic Outlook

As Federal and State investment into NDAA-compliant drone infrastructure accelerates, Draganfly is strategically positioned to capture growing demand across border security, defense, and public-safety sectors.

The successful demonstration at the Cochise County Drone Summit represents a key validation milestone for the Outrider™ platform and reinforces Draganfly’s leadership in the rapidly expanding U.S. homeland-security drone market.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8A) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize the way organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 25 years, Draganfly is an award-winning industry leader serving the public safety, public health, mining, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

About the Cochise County Sheriff’s Office

The Cochise County Sheriff’s Office is the primary law enforcement agency for unincorporated areas of Cochise County, Arizona. Known for its technology-driven approach, it leads innovative programs for border surveillance, unmanned systems integration and public-safety readiness.

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Media Contact

Erika Racicot

Email: media@draganfly.com

Company Contact

Cameron Chell

Chief Executive Officer

(306) 955-9907

info@draganfly.com

Forward-Looking Statements

This press release contains forward-looking statements, including statements regarding planned demonstrations, agency interest, procurement and financing. These statements are subject to risks and uncertainties that may cause actual results to differ materially. See Draganfly’s filings with the U.S. Securities and Exchange Commission for further information.